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Payoneer

Wolfe FinTech Forum 2021

March 10, 2021

C O R P O R A T E P A R T I C I P A N T S

Darrin Peller, Managing Director, Wolfe Research, LLC

Scott Galit, Chief Executive Officer, Payoneer

P R E S E N T A T I O N

Darrin Peller

Good afternoon, everybody, and good morning on the West Coast. Thank you, guys, all for joining again on the second day the Wolfe Fintech Forum three-day conference. It's been really quite a lot of really good content so far, but we're really excited to have Payoneer with us today. Scott, we met - we were just kidding around about how many years ago it was, actually in a London office. But either way, it's really good to see you with us now. Congrats on some of the big announcements around Payoneer now moving to the public markets.

Scott Galit

Yes. Thanks so much. It's really great to see you again, especially obviously during these times, but a pleasure to reconnect and thanks so much. We're excited to be here.

Darrin Peller

We're going to spend probably 28, 29 minutes just in a chat. For everyone in the room, again, as a reminder, the questions are available to you if you want to type it out. I will take a couple at the end. If anyone has any interesting or any questions they'd like us to ask on your behalf.

Scott, let's just go back to, again, I think we know the story fairly well, I think. We try, although there's a lot more to learn, we're hoping for soon. But, I know a lot of investors ask us to give an overview. Just start with an overview, if you don't mind, on Payoneer. Maybe go back a few years, and what the Company has transformed into now as well.

Scott Galit

Sure. I'll try to give you the basics. I'm happy to elaborate on anything. At the most basic level, Payoneer is a global payment and commerce enabling platform that focuses on powering growth for digital businesses of all sizes from all over the world. There really are five key areas that we focus on that I think are pretty important and interesting thematically. One is that we're very focused on B2B payments. We really work with businesses and help them both pay and get paid.

Second that's really important is we're very global. We have not only customers that come from over 190 countries around the world, but last year we supported over 7,000 trade corridors. Buyers from over 150 countries, buying from suppliers in over 190 countries and Payoneer in the middle of transactions between and among all those different parties.

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Third, I touched briefly about being focused on digital business, and actually one of the major trends in digital business that we've been focused on is marketplace ecosystems. We see marketplaces and platforms really continuing to become really important drivers of commerce in a digital world and we've worked with marketplaces on one side, and then the suppliers on marketplaces on the other.

Which brings me to the fourth of the five, which is small businesses. We really are very excited that we have the opportunity to work with small businesses all over the world that are focused on building and growing and selling internationally, in particular. We focus on making it easier for small businesses to do business globally in this digital, interconnected and increasingly global world.

Then last and maybe most interesting of all of this is that we're a two-sided network. We have these really interesting network effect dynamics in our business that we both benefit from and also nurture and cultivate.

Those are some of the dynamics of the business that I think are pretty interesting and somewhat unique in the way we actually pull all those together.

Darrin Peller

I think that's a great place to start, really. Before we get into the trends that you've seen, which are some pretty strong growth metrics, just the differentiation and the uniqueness of the model is—and I agree. We cover fintech and payments, and you don't see too many companies with the scale of a network effect, especially for cross-border B2B. You can just start with that and talk about what truly is unique about it. Is there really anyone else that you consider a competitor? We can start there.

Scott Galit

Yes, it really is pretty unique, and you mentioned going back in history a bit. I think we were, at the beginning, lucky to end up where we are. We started working with some marketplaces. As I touched on marketplaces, there's almost no friction left. The ability for a business from anywhere in the world to sell globally through a marketplace has made it possible for so many businesses of all sizes from all over the world to now sell globally. But for a marketplace, it created this massive challenge of how to cover the whole world all of a sudden.

We stepped into the middle of that. Frankly, if you go back 15 years, I don't think we really knew that's what it was going to mean, that we were going to be in the middle of this whole world of interconnected activity but that's actually where we ended up. We started with one marketplace, we helped them pay the suppliers, we then found those suppliers were selling through other marketplaces, we then found those businesses were selling to other businesses just outside of marketplaces, we then found they had needs beyond payments, and so we just kept growing and growing. As a result, we've ended up with all of these unique capabilities around the world.

We didn't plan to be a top 200 most traffic website in a place like Bangladesh. But because we ended up there and there's so much activity there with folks trying to actually sell internationally, we just ended up with this really great footprint and customer base and that made us do a good job with KYC. We enabled ourselves to actually support them in local language, we put teams on the ground, that gave us the ability to put local banking infrastructure in place, and all these things have virtuous cycle type dynamics to them, so it's really just put one foot in front of the other day-after-day, year-after-year, and here we are 15 years later and there really isn't anybody else just like us.

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Darrin Peller

When you think about that network, if you can explain that a little more, I think it's important, actually, to understand, number one, the number of countries you are in, number two, what it means for you to be in a country that others haven't replicated in quite the same way, such that you can effectively offer cross-border activity that still is very tough from a regulatory and I think technology standpoint as well.

Scott Galit

Yes. What's interesting, the way we've thought about approaching this problem is much the way some of those larger marketplaces and platforms did, which is again, I can build with technology, this infrastructure that actually pulls the whole world together on a common platform, and that's how we've approached it, which is, doesn't matter whether business A is in the United States and business B is in the most remote emerging market. When they're both on our platform, they have access to the same services and they have access to each other. We can actually make money move instantly anywhere in the world between two customers on our platform. That layer, this digital layer, this abstraction from the legacy banking infrastructure around the world really allows us to create these great customer experiences.

Then, we get now in over 100 countries around the world are connected into local clearing systems. What that allows us to do is then actually, we can make all this great magic happen digitally in the Payoneer experience, but then we're backwards integrated into all the legacy banking infrastructure that's needed to move money into and out of countries around the world. We settle into and out of bank accounts, we've got redundant infrastructure around the world that we're able to actually, again, get money in and out seamlessly around the world. To do that, as you mentioned, compliance, risk management, these are really critical success factors to be able to do that.

Darrin Peller

Yes. To be very clear for the audience, because I still get this question from investors that know I have some relationship with folks at Payoneer but want to understand more. If Payoneer didn't exist and a company or a client of yours today wanted to do business with someone cross-border, there's definitely some solutions, they just come with more friction and maybe expense. Can you just explain that for a minute in terms of what it means to go from not using Payoneer to using Payoneer for customers, a couple of examples?

Scott Galit

Yes, sure. I think it gets into, as you touched on, some of the things that we do are a little hard for people to get their heads around because we're not a consumer business and so it's not necessarily so easy to even really relate to some of the use cases. As you said, first of all, this is a gigantic market overall, we're talking about tens of trillions of dollars that move around the world each year, cross borders between and among businesses, so it's obviously not a small universe that we're talking about and obviously business gets done. But let me give you a couple of examples of things that I think are powerful illustrations of what we've been able to do.

First, with a small business around the world. One thing that we had allowed those businesses to do is to be the local where their buyers are. Think about it in consumer e-commerce, and Darrin, I'm sure you've seen this as a trend, with the card networks and then with alternative payment methods. You've seen a lot of e-commerce, the localization of the payments, and the buying where the consumer is. Even if the merchant is somewhere else, they want to provide local payment options for the buyer. We've essentially been doing that in B2B.

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Imagine you're a small business owner, and small businesses have a hard time getting access to sophisticated services at all. But now imagine you need to sell—you're in Southeast Asia and you're trying to sell it to a buyer in Europe. We actually give you local infrastructure, a local bank account in Europe, local payment capabilities in Europe, the ability for your buyers in Europe to just buy locally. They're not actually needing to even make cross-border international transactions.

That whole process of localizing global commerce, make it local where the buyer is, is something that again has been proven to increase transaction frequency, and velocity, reduce friction and reduce costs.

Darrin Peller

Yes.

Scott Galit

Along those lines, most of our cross-border transactions are not even cross-border transactions. What we actually do is we take what used to be cross-border payment and we basically make it two local payments, two local legs. One is the leg where the money comes in, in the market where it's coming from, and that's a local transaction. Then ultimately, once the supplier has decided they could pay VAT, they could pay suppliers, they could do other things with the money, but once they repatriate those funds, we also make that a local transaction, so rewiring the global payment flow and infrastructure in a way that creates lower-cost, more certainty and actually more control for everybody, and really making it local for everybody, really, again, reduces friction and frees up a lot of opportunities and a lot of value.

Darrin Peller

It's very smart. At the end of the day, I think it just takes a lot of scale to do what you're describing and obviously a lot of local expertise, which is something that you've really had to build over the years. Certainly, can't just happen overnight for anybody. When do you think about—let's just go to trends now. Some of the KPIs you can share with us. We saw some very big numbers in 2020. I think you had the volume up 53% and I think it was 67% if you adjust out travel marketplaces. But when you talk about some of these trends, that's one metric we can look at on volume terms. Any other things you can share with us first before we get into some of the more recent developments and what's driving it?

Scott Galit

Yes. We're continuing to see really positive trends overall. When you think about just the trends towards digital, and you think about all different kinds of businesses of all sizes essentially having to either accelerate, implement, or rethink their digital strategies and with digital touching an increasing portion of activities. We're really seeing an acceleration just of participation all over the world. We're seeing more different vectors of opportunity than ever before. Whether it be banks now, really more actively trying to figure out how to participate; small businesses in really huge numbers all over the world now, trying to figure out how to play. It's really interesting.

We had a global management team offsite a couple of years ago in India. We all went and our local team there took us around in Delhi to some of these shopping streets and you meet these small business owners. It was so interesting at the time, because you had the founders of the business who are an older generation, and you had their kids. It was a family enterprise and their kids were trying to get them to adopt digital. They were very reluctant and very slow and that's eroded now, almost entirely. The friction and the resistance to taking what was a family business and figuring out how to move into the digital world, everybody knows that it's now just a necessity. Now it's about how to do it, how to do it well, and how to take advantage of the opportunities and overcome the challenges.

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Darrin Peller

When we think about some of the products or the offerings that you're most excited about that are resonating, obviously moving money is the key—is one of the key aspects. But whether it's software and capabilities or getting around accounts payable or anything else you can share with us that you've really been trying to innovate more for your customers, above and beyond just say you can move money from one customer to another. I'd be curious to hear.

Scott Galit

Yes, and you hit on it. Obviously, the movement of money is the lifeblood of commerce. People want to get paid, and so that certainly is a critical part of what we do. But we really have found ourselves - and we realized this several years ago - that for many of our customers, we really were the partner for them. We were the one company that actually was focused on their kind of business and actually understood what they were trying to do. They had the same needs that other businesses have.

For example, we helped—at the beginning, we are helping our small business customers get paid. But we then recognize, well, they also have expense needs as well. We started to actually provide tools, not just to make it possible on the receivables side, but to then make it possible for them to use us and address their payables. Whether it was paying their taxes in foreign markets, whether it was paying suppliers, which we made possible within the Payoneer network, but also outside the Payoneer network. We actually just announced today with Mastercard, a new commercial card product that we actually are really excited to introduce, to actually make it possible for our customers to make purchases out of their—again, the receipts that they've taken in through Payoneer and now use a Mastercard to make purchases anywhere Mastercard is accepted. For advertising, or again, any of their SaaS subscriptions or anything along those lines, working capital is a really critical need for businesses of all types.

World Bank estimates $3 trillion of unmet working capital need just in emerging markets for small businesses. We again, we sit on the data, we have the customer relationships, we're actually in the middle of the money flow, and so we've built machine learning models to actually help underwrite those customers and offer them access to capital.

There is a really increasingly wide range of services that we're actually looking to provide, because our customers have so many opportunities, but they actually have so many unmet needs, and there really isn't an easy way for them to find alternatives, so we're excited to provide it for them.

Darrin Peller

Then when we think about the e-commerce side for a minute, obviously that's a big part. First of all, maybe just a better overview of not just e-comm and mix and what you're seeing in that driving force, but I think the size of your customers, you often get that question and what kind of mix do you have in terms of size of customers? If you can help us understand the profile for a minute.

Scott Galit

Yes, it's a great question, and it really is a very, very wide range. We have relationships with nine of the 20 most valuable companies by market cap in the world on one side of what we do. Then we have literally millions of sole traders that are using us to actually sell services internationally or provide some kind of international coding that they're selling internationally or content they're creating and selling through digital channels. Then in the middle, we have these medium-size companies, where we have customers that are using us to get paid $100 million a year. We have a whole bunch of customers that are in this middle range as well. It really does run the whole gamut from very, very small customers all the way through some of the largest companies in the world that we're working with.

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Darrin Peller

Okay. That's helpful. Going back to e-commerce, obviously those trends were extremely strong through the last 12 months. The pandemic helped that to some degree across the industry as well. Just thinking about recent trends for a minute. If you can give us a little color on, we talked before about 2020, but any updated metrics you can give us, how are things going year-to-date? Obviously, more importantly, I'd say is probably how do you think about normalized transfer for Payoneer? I don't know if you're at the stage of giving those metrics yet or not, but whatever you can share.

Scott Galit

So far in general, we're seeing a continuation of the trends that we saw in 2020 in general. I would say in certain pockets we're seeing some acceleration and I think along the lines of some of the folks that you've talked with over the last couple of days, so just digital commerce in general, strong growth.

I'll touch on in a second on what I think happens going forward. Adoption of our digital payment capabilities for just B2B, where just in general, the adoption of digital tools is something we see accelerating. Our B2B platform last year grew over 140% year-over-year, obviously faster than the business overall.

We're actually continuing to see trends like that, this year with really strong growth. We continue to see the growth globally, the everywhere to everywhere phenomenon accelerating. We haven't announced anything, but we've got a large new partner we're working with. It's so we interesting. It's a consumer platform. They're going to launch first with Asia to Asia, so Indonesia to other parts of Asia. But then the next step for them is U.K. to rest of the world. Again, you see just all these pockets of activity with different rates of growth. But most of the rest of the world is growing faster in digital than we are here in the U.S. That's what I think when I look forward from here.

Obviously, I would expect there to be a little bit of a cooling as things come back. But I don't think it ever goes back. It's not going to reverse course. I think we're still relatively early in digital trends from a global perspective, even more so than in the West, and we just think we're going to continue to see more and more growth in digital overall.

Again, maybe things will cool a bit, and that's actually with the numbers we've shared publicly. We're showing a moderation of some of those volume growth trends over the next couple of years. But still we think really strong growth and tremendous opportunities ahead.

Darrin Peller

Okay. But going back to competitive dynamics for a minute because I know you said there's really nobody else that's exactly the same. But even today, we hear from other B2B payments-oriented companies that talk about trying to get into cross-border or are across border, whether it’s Tipalti we spoke to last night or even build.com earlier this morning. A little different, but they're trying to get into more supplier enablement for cross-border. Can you just touch on, from a competitive standpoint, what are you seeing? Are you really seeing anyone else out there that's trying to be more head-to-head with what you guys are offering? Even PayPal, I know, Hyperwallet, and others.

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Scott Galit

Look, taking a step back again, it's a massive, and giant, and diffuse industry with lots of different participants. Definitely didn't mean to imply that we don't compete with anybody in any way. You just touched on a few names. For sure, PayPal has done a tremendous job in building their brand, their platform, and in certain niche spaces, we'll have some overlap.

For example, I touched a little bit before. Actually, I mentioned earlier, the first marketplace we were on is a digital services marketplace. PayPal was there when we were added. PayPal was already there. If you're a freelancer and you're getting a $500 payment, and you're in a market where PayPal is really strong, that might be a viable option. But the same way you don't really see credit cards used so much for large-scale B2B, PayPal is very similar. It's a consumer platform with really consumer-to-business and business-to-consumer applications at the core of what they do.

Tipalti, they focus on one side of accounts payable. They've done a really nice job on the middle market, building a really broad suite of automation tools. Again, not really built in a specific way for the global marketplace economy. We don't really bump into them much. We'll see a little bit of a TransferWise or Revolute in certain countries where they focus on small businesses in addition to consumers.

In certain markets in Asia, we'll see some companies that are focused on exporters, in particular around the China market. There are some companies there that really are just focused on helping in particular Chinese exporters sell internationally. There's lots and lots of specialty companies and then there's just lots of legacy ways like wires that money moves around the world, and most of the time, that's what we compete against. How do we help explain to somebody that what we do is just a better way of doing business and we continue to have a tremendous amount of success at that.

Darrin Peller

We've done a lot of research on the reduction or the decreasing numbers of corridors available on the correspondent banking network. When you think about the Swift (phon) or systems that are becoming more and more friction and frankly, on a relative base, expensive, so what else is out there? To me, that feels like it's probably your biggest (inaudible). It's just the banks and the Swift system and what's a clunky for high friction in system today. Is that probably still fair?

Scott Galit

Yes. I think it doesn't even go far enough. That's definitely a part of it, for sure. But fundamentally, I go back to, if you're a small business owner and you're in an emerging market and you're trying to sell internationally, just receiving a wire is not even your biggest challenge. There's a lot of things that you have to figure out how to deal with to actually grow, sell, manage, deal with your foreign suppliers, your foreign taxes, all these different things. We actually really have a whole range of capabilities that we provide.

Again, banks in general have a hard time really managing risk around small businesses, figuring out how to provide a good quality of service. In general, what we have found is that we are able to take sophisticated services and make them accessible to really small businesses, even from emerging markets, and actually help them really succeed more and grow more. We've got a matchmaking service that we call Green Channel. We literally will introduce customers to new sales opportunities in places around the world.

A lot of what we end up doing is we are here to help you grow and when you grow, we'll grow with you. That's really how we actually even price our services. It's really on an as-you-go basis. It's not, you’ve got to place a bet upfront.

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Darrin Peller

On the topic of pricing your services, maybe you can just give us a sense on how the model works for anyone on the audience in terms of economics or really the revenue models. Can you talk about transactional economics versus the other revenue streams? Maybe just start there first.

Scott Galit

Yes, sure. The most significant driver of revenues for us is actually not when a company makes a payment and not when a customer of ours has gotten paid. Actually, the biggest driver of revenues for us, where we tend to actually price things, is when a customer is using the money and essentially they've received payments and then they are actually going to use the money and take it off of the Payoneer platform. That could be if they're paying a supplier, it could be if they're using the Mastercard that I touched on earlier, to actually buy advertising or pay a warehouse fee or something like that or it could be when they want to repatriate the funds and settle them into their local bank. That's where we will typically make the majority of our money and we'll usually charge just one ad-valorem fee that basically covers everything that our customers do with us and we’ll typically charge it at that point.

Darrin Peller

Just an interest of time. There is a handful of questions that I want to try to get to before we have to wrap. Is it okay with you? I'll take some from the audience.

Scott Galit

Yes. Great.

Darrin Peller

One early question that came in on the start of the panel is, are we going to see crypto or blockchain with Payoneer?

Scott Galit

Yes. Not surprisingly, something that we keep an eye on and pay attention to. The good news for us is we're completely agnostic in terms of infrastructure that we connect into, currencies that we support and use. It's something we keep an eye on and certainly something that if we were to decide at some point that we thought it was a good value proposition for our customers, that we could add. Nothing specific at this point, but certainly something we keep an eye on.

Darrin Peller

Okay. Another question is, the China corridor seems to be a big part of your business. Can you talk about the competitive dynamics, implications for your take rate and margins long term? Same person asked an add-on to that. Your margin target seems conservative versus peers. Why couldn't it be in the 40% range over time?

Scott Galit

Yes, a few different pieces and parts to that. First, China, it's an extraordinary market and something that we've really been fortunate to have been early and really helping to connect Chinese exporters to the rest of the world and actually helping to connect businesses around the world to Chinese exporters, and it's pretty extraordinary sophistication and the scale of what's happening there. It is a market where there's, I would say, more specifically focused competition than there is in a number of other places, but in general, it's a huge market, it continues to grow very quickly. It's really the leading supplier of goods, in particular, to the world, at this point, and the number of vectors of activity around China continue to grow, and to continue to grow and scale.

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In terms of the pricing, I think we've actually done a really good job of continuing to grow with our customers, in general, across our whole global business. We actually have tiers of pricing, and so the larger our customers get, the lower the pricing is, and we certainly have seen, in China or greater China, we've seen some of the largest of our customers actually really based there, and as a result, our blended take rate out of that market is on the lower side compared to some other markets, but our transaction profit margins are higher there than what we've seen in other places as well, which then ties into looking forward.

We continue to see real leverage and scale opportunities in our business as we continue to drive more scale, even as our customer base has grown, as we've added more large customers at lower price points, which has brought the take rate down on a blended basis. Our transaction profit margins have come up, we get more economies of scale, and the last comment about the margins in the business, I'd say there are a couple of pieces to the answer. One, we picked a point in time where we'd still have 20%-plus topline growth and 20%-plus margins. We certainly think there are opportunities.

Beyond that, we're mostly trying to make sure we signal that we're continuing to invest in what we think is a huge growth opportunity and that we think we're really still very early days in that, and we're not looking to just really optimize on the margin.

I think one other thing that I'll say, which is maybe just something to keep in mind about our business is, we do have a fairly large compliance apparatus as part of our business. As a result, there are some differences between a business model like ours and some—when I talk about being a network, we're not as efficient a scale network as MasterCard or Visa, for example. They have partners like the banks and folks like us that are doing the KYC on the actual customers and managing those elements of that model. I'm not saying they don’t do anything, but I am just saying that they have much more scale efficiency there from those dynamics, and we have some extra investments that we have to make in that. It won't be a pure apples-to-apples comparison between us and some other companies maybe you're used to taking a look at.

Darrin Peller

Okay. That's helpful. Here's a question that's a little longer, bear with me.

Scott Galit

All right.

Darrin Peller

Great to hear how they work with large—how you work with large international marketplaces that consider payments core to their platform. There's an opportunity for folks like Uber in tail countries like Bangladesh. What about the more developed areas in emerging markets—of emerging markets? How do you safeguard against competitive environment, expanding to your developed market competitors look to expand, for instance, (inaudible), what is the competitive risk from a competitor moving into Brazil or South Africa and helping Airbnb with their business there? Why wouldn't Airbnb also maybe consider doing this themselves?

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Scott Galit

Okay, I am not sure if I'll get every single piece of that but feel free to follow-on. First, there's a lot of things that we do in partnership with marketplaces, and again, one thing that I think is an important note, the majority of the revenues that Payoneer generates are from our small business customers.

The majority of the flow that we support actually ends up in a Payoneer account and so it's an important dynamic of our business to get your head around, and so as it relates specifically to some of the larger digital businesses that we work with, a few things.

One, we help our customers cover the whole world with a single API connection. That's really been our promise from the beginning, connect once to Payoneer and get the whole world. We bring compliance, we bring risk management, we bring global coverage, we bring air handling, we bring redundancy in our infrastructure, we bring a great cost structure that we're able to bring to the table as well, we bring very specialized knowledge, and service, and support.

When there is an issue in Brazil or South Africa or Bangladesh, we actually have teams on the ground that actually have done millions and millions of transactions in those markets that understand how to deal with those issues and challenges.

It doesn't mean that nobody ever builds anything out on their own in any of these markets, but in practice, we have the global coverage, the redundancy, the scale, the risk management, all of these things, and what we have found is that our customers really do value what we're able to bring to them, not just in the technical capabilities which is really valuable, but actually in our ability to just help them manage the complexity of all of this around the world.

Again, certainly you'll see, Uber is a good example, they're a company that in most of the places they operate around the world, they have a local presence. They'll take in revenues locally and they'll pay out locally, and that's a different dynamic. They're more likely to have a local footprint on a lot of those markets, and as a result, do more of those things themselves. Some other businesses are just going to be more fundamentally cross-border.

Darrin Peller

Okay, we’re just about out of time. There's one quick one that just asks, it seems like you've built a huge network with a lot of scale and a lot of barriers, can you touch on what you're most excited about and tangential opportunities to build on top of what you already have?

Scott Galit

Yes, I'd say that the two things—I'll cheat real quick. One, I mentioned B2B earlier. We're seeing so much opportunity and so much pent-up demand for a better way to actually sell and get paid around the world, so we're really early days there and we're very excited about our merchant services business.

We acquired a company, (Inaudible), last year, it's a next-generation payment technology to help merchants manage their payments in a very merchant centric way. That's something we're globalizing, it's something that we're making available to small businesses and additional large businesses. We're really excited about that. That's actually the biggest investment that we've ever made at this point in our Company.

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Darrin Peller

Yes, that's something we've been watching too. Listen, this is great. I really appreciate having you, Scott. We're about out of time right now and I know there's other questions from the audience, guys, so feel free to pass them along and I will try to get them answered by either Scott or Michael, or some folks at Payoneer, but thank you very much. It's a really exciting time for you guys. We'll be watching closely and talk soon.

Scott Galit

Yes, thanks so much for having me. Glad to see you’re well, and talk to you soon.

Darrin Peller

Same, thanks. Take care, guys. Everyone, the next session is with the president and the CFO of Western Union starting at 3:00 PM. All right. Thanks again, guys. Take care.

Scott Galit

Thanks.

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Important Information and Where to Find It

In connection with the definitive agreement and plan of reorganization (the “Reorganization”) between Payoneer Inc. (“Payoneer”) and FTAC Olympus Acquisition Corp. (“FTOC”), New Starship Parent Inc. (“New Starship”) filed with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement / prospectus on February 16, 2021 and will mail a definitive proxy statement / prospectus and other relevant documentation to FTOC stockholders. This document does not contain all the information that should be considered concerning the proposed Reorganization. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Reorganization. FTOC stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, when available, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed Reorganization because these materials will contain important information about Payoneer, FTOC and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FTOC stockholders as of a record date to be established for voting on the proposed Reorganization when it becomes available. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once it is available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: FTAC Olympus Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

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Payoneer and FTOC, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in these materials under the rules of the SEC. Information about the directors and executive officers of FTOC is set forth in FTOC’s Prospectus dated August 25, 2020 filed with the SEC on August 26, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their interests are set forth in the proxy statement/ prospectus filed with the SEC on February 16, 2021. These documents can be obtained free of charge from the sources indicated above.

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These materials are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTOC or Payoneer, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.